                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20645



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Tice Technology, Inc.
                               (Name of Issuer)


                                 Common Shares
                        (Title of Class of Securities)


                                  886337 10 4
                                (CUSIP Number)


                          William A. Tice, President
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee  37918
                                (423) 925-4501
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 1, 1997
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 886337 10 4
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William A. Tice

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            5,211,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,211,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                5,211,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                                 Common Shares
                                      of
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee  37918

Item 2.  Identity and Background.

         a)   Name:               William A. Tice

         b)   Business address:   6711 Tice Plaza
                                  Knoxville, Tennessee  37918

         c) Present principal occupation: President and Chief Executive Officer of Tice Technology, Inc., 6711 Tice Plaza, Knoxville, Tennessee 37918.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

         f)   Citizenship:  United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The securities were acquired in a stock for stock exchange in which Tice Engineering and Sales, Inc. ("TES") became a wholly owned subsidiary of Tice Technology, Inc.

Item 4.  Purpose of Transaction.

     The purpose of the exchange of TES stock for stock of the issuer was to form a holding company which would then issue shares to a closed investment company. The closed-end investment company distributed most of the shares of the issuer it received to its shareholders (primarily institutional investors) creating a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering. Mr. Tice intends to give a total of 75,000 Common Shares of Tice Technology, Inc. to his brother, sister, two sons and daughter either outright or in trust.

     Mr. Tice and other management of the issuer have discussed increasing the number of directors to add an additional outside director. It is uncertain when this would happen, but it is not expected to happen before the end of 1997.

Item 5.  Interest in Securities of the Issuer.

     Mr. Tice has the following interests on Common Shares of Tice Technology,
Inc.:

                                              Aggregate        Percent
                                                Number         of Class
                                              ----------       --------
     (a)  Beneficially Owned                  5,211,750          89%

     (b)  Sole Voting Power                   5,211,750          89%
          Shared by Voting Power                 -0-
          Sole Disposition Power              5,211,750          89%
          Shared Disposition Power               -0-


     (c) The only transaction in Common Shares of the issuer effected by Mr. Tice in the last sixty days was the exchange of shares of TES in which Mr. Tice acquired the Common Shares of the issuer which occurred on August 1, 1997.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares owned by Mr. Tice.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 1, 1997


/s/ William A. Tice
---------------------
William A. Tice